FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 15 February 2019

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

Conditional Share Awards

On 13 February 2019, the Company granted awards to the Executive Directors and Persons Discharging Managerial Responsibilities (PDMRs) listed below. The awards have been granted in accordance with the rules of the GlaxoSmithKline 2017 Deferred Annual Bonus Plan (DABP) which was approved by shareholders on 4 May 2017.

Executive Directors are required to defer 50% of any bonus earned into Ordinary Shares or ADSs for a period of three years. Other participants are required to defer 25% of any bonus earned into Ordinary Shares or ADSs for the same period.

With effect from 2018, DABP Matching Awards are no longer granted.

The awards of deferred shares (Deferred Bonus Awards) have been granted as conditional awards over ADSs for US participants and as nil-cost options over Ordinary Shares for all other participants.

The numbers of shares shown below are exclusive of dividend reinvestment that will accrue during the deferral period.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.468	61,813

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr H Barron
b)	Position/status	Chief Scientific Officer and President, R&D
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.53	37,120

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Connor
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.468	16,223

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S Dingemans
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.468	44,215

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Deferred Bonus Award of ADSs (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.53	3,202

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics and Compliance
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.468	6,801

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.468	17,252

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Deferred Bonus Award of ADSs (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.53	6,251

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Deferred Bonus Award of Ordinary Shares (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.468	15,331

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Pharmaceuticals Supply Chain
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of thetransaction	Deferred Bonus Award of Ordinary Shares (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.468	5,540

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of thetransaction	Deferred Bonus Award of Ordinary Shares (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.468	13,098

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of thetransaction	Deferred Bonus Award of Ordinary Shares (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.468	8,972

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms K Terrell
b)	Position/status	Chief Digital & Technology Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of thetransaction	Deferred Bonus Award of ADSs (under the GlaxoSmithKline 2017 Deferred Annual Bonus Plan).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.53	7,899

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-13
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 15, 2019

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc